

Mail Stop 3720

May 4, 2010

<u>VIA US MAIL AND FAX (866) 534-2847</u>

Mr. Eddie Vakser
Chief Executive Officer and Chief Financial Officer
Artfest International Inc.
13342 Midway Road, Suite 250
Dallas, TX 75244

> Re: Artfest International Inc.
> Form 10-K for the Fiscal Year Ended December 31, 2009
> Filed April 16, 2010
> File No. 0-49676

Dear Mr. Vakser:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

General

1. Please respond to our comments on your Form 10-K for the year ended December 31, 2008 as contained in our letter dated February 17, 2010.

Cover

2. Per your disclosure, as of April 15, 2010, there were 681,079,430 shares of your $.001 par value common stock issued and outstanding and 3,158,020 shares of your $.001 par value preferred stock issued and outstanding. However, such outstanding shares appear

to be significantly in excess of such number of shares which could be derived based on your outstanding shares as of December 31, 2009 plus the additional shares issued during the first quarter of 2010 as reported on pages 16-17. Please advise or revise.

Balance Sheet, page F-2
Statement of Income and Expenses, page F-3
Statement of Cash Flows, page F-4
Changes in Stockholders' Equity, pages F5, F-6

3. It appears that your financial statements for the year ended 2008 have been restated since the filing of your 2008 Form 10-K.
    - Tell us the nature of the restatement and how you concluded that a restatement was appropriate. Please revise your 2008 financial statements to include a "restated" caption in an amended filing for each column restated, have your auditors refer to the restatement and include a footnote to the financial statements explaining each of the restated items.
    - As soon as practicable, please file a Form 8-K Item 4.02 to advise your investors not to rely on previously issued financial statements.
    - Additionally, please describe how management considered the effect of the restatement on its conclusions that your disclosure controls and procedures were effective, despite the restatement. See Item 307 of Regulation S-K.

4. It is unclear how you determined the total outstanding shares for your common stock and preferred stock as of December 31, 2009. Please revise the reported number of shares in your Balance Sheets and the Statement of Changes in Stockholders' Equity to provide a retroactive effect to the reverse stock split. Additionally, please supplementally provide us a detailed schedule that corroborates the total number of shares reported on your Balance Sheet and the Statement of Changes in Stockholders' Equity as of the 2009 year-end after retroactively accounting for the reverse stock split.

* * * *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director